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                               January 12, 2001


BY EDGAR
--------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: Registration Statement on Form S-1 (File No. 333-34770) of PaeTec Corp.

Ladies and Gentleman:

          Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, PaeTec Corp., a Delaware corporation (the "Company"), hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-34770), filed with the Securities and Exchange Commission (the "Commission") on April 14, 2000. Due to unfavorable market conditions, the Company has determined that it would not be in the Company's best interest to proceed with the offerings at this time. The Company has not offered or sold any securities by means of the preliminary prospectus contained in the registration statement.

          Accordingly, the Company requests an order granting the withdrawal of the registration statement be issued by the Commission as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the registration statement be credited to the Company's account with the Commission for future use.

          Should you have any questions, please do not hesitate to contact Richard Parrino or Charles Sieving of Hogan & Hartson L.L.P. at (202) 637-5600.

                                      Very truly yours,

                                      PAETEC CORP.

                                      By:  /s/ Richard E. Ottalagana
                                           -------------------------
                                           Executive Vice President